SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            -------------------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                Banta Corporation
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Wisconsin                                         39-0148550
    --------------------------                           ---------------------
      (State of incorporation                                (IRS Employer
         or organization)                                 Identification No.)

            225 Main Street
           Menasha, Wisconsin                                    54952
---------------------------------------------                 -----------
  (Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered    Name of each  exchange  on which each
                                           class is to be registered
---------------------------------------    -------------------------------------
Common Stock Purchase Rights               New York Stock Exchange

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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Item 1.  Description of Registrant's Securities to be Registered

         The class of securities to be registered hereby is the Common Stock Purchase Rights (the "Rights") of Banta Corporation, a Wisconsin corporation (the "Company"). The Company is party to a Rights Agreement (the "Rights Agreement"), dated as of October 29, 1991, with Firstar Bank Milwaukee, N.A. (as successor to First Wisconsin Trust Company), as Rights Agent (the "Rights Agent"), which governs the Rights. Pursuant to the Rights Agreement, each outstanding share of the Company's Common Stock, $.10 par value (the "Common Stock"), has attached thereto one Right and each share subsequently issued by the Company prior to the expiration of the Rights Agreement will likewise have attached thereto one Right. As of November 19, 1998, there were 28,738,057 shares of Common Stock (and accompanying Rights) issued and outstanding. Under certain circumstances, each Right entitles the registered holder to purchase from the Company one-half of one share of Common Stock, at a price of $40 per full share (the "Purchase Price", equivalent to $20 for each one-half of a share), subject to adjustment.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates representing the Common Stock with a copy of the Summary of Rights to Purchase Common Shares attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates prepared and issued after the record date for the initial Rights dividend (i.e., November 15, 1991), upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Stock outstanding as of November 15, 1991, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. No less than two Rights, and only integral multiples of two Rights, may be exercised at any one time by any holder of Rights. The Rights will expire on November 15, 2001 (the "Final Expiration

Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

         In the event that (i) any person becomes an Acquiring Person, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and the shares of Common Stock are not changed or exchanged, (iii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (the events described in clauses (i) - (iv) are herein referred to as "Flip-In Events"), the holders of Rights will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances cash, property or other securities of the Company) having a market value of two times the per share exercise price of the Rights. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person or his transferees will be null and void.

         In the event that, at any time following the Shares  Acquisition  Date,
(i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that holders of Rights will thereafter have the right to receive, upon the exercise thereof at the then current per share exercise price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the per share exercise price of the Rights.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued. In lieu of fractional shares equal to one-half of a share or less, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise. No rights may be exercised that would entitle the holder thereof to any fractional share greater than one-half of a share unless concurrently therewith such holder purchases an additional fraction of a share of Common Stock which, when added to the number of shares of Common Stock to be received upon such exercise, equal a whole number of shares of Common Stock.

         The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in shares of Common Stock having an equivalent value.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Other than provisions relating to the principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of shares of Common Stock then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.01 per Right. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company's Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

Item 2.  Exhibits

1. Rights Agreement, dated October 29, 1991, between Banta Corporation and Firstar Bank Milwaukee, N.A. (as successor to First Wisconsin Trust Company), as Rights Agent (incorporated by reference to Exhibit 4.1 to Banta Corporation's Current Report on Form 8-K dated October 29, 1991).

2. All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BANTA CORPORATION


                                         By: /s/ Ronald D. Kneezel
                                             Ronald D. Kneezel
                                             Vice President, General Counsel
                                                and Secretary
Dated:  November 20, 1998.